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SHAYNA GILMORE
shayna.gilmore@dechert.com
+1 202 261 3362 Direct
+1 202 261 3091 Fax

March 24, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 832 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to me, Catherine Fauver, and Claire Hinshaw of Dechert LLP during a telephonic discussion on March 1, 2021 with respect to your review of Post-Effective Amendment No. 832 (“PEA No. 832”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on January 15, 2021. PEA No. 832 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of the Goldman Sachs MLP Energy Infrastructure Fund and the Goldman Sachs Energy Infrastructure Fund (together, the “Funds”) for the purpose of updating disclosure related to the renaming of the Goldman Sachs Energy Infrastructure Fund (formerly, the Goldman Sachs MLP & Energy Fund) and changes to each Fund’s principal investment strategies. We have reproduced your comments below, followed by the Funds’ responses. Capitalized terms have the meanings attributed to such terms in the Registrant’s registration statement.

Prospectus

1.

Comment: To the extent the Goldman Sachs MLP Energy Infrastructure Fund’s Total Annual Fund Operating Expenses contemplates “current income expenses,” please include such expenses as a separate line item in the Fees and Expenses of the Fund table.

Response: The Fund has revised the Fees and Expenses of the Fund table consistent with this comment.

2.

Comment: In the “Goldman Sachs MLP Energy Infrastructure Fund—Summary—Principal Strategy” section, the Fund discloses that, “The Fund’s investments may be of any credit quality, duration or capitalization size.” To the extent the Fund invests in junk bonds, please disclose these investments in the principal investment strategy as well as the rating below which the Fund will consider bonds to be junk bonds, and include the appropriate risk disclosure.

Response: The Registrant confirms that the Fund does not intend to invest in junk bonds. Accordingly, no additional disclosure has been added to the prospectus.

3.

Comment: In the “Goldman Sachs MLP Energy Infrastructure Fund—Summary—Principal Strategy” section, the Fund discloses that “investments in derivatives, pooled investment vehicles, and other investments are counted towards the Fund’s 80% policy to the extent they have economic characteristics similar to the investments included within that policy.” Please confirm that derivatives will be marked-to-market for purposes of determining compliance with the 80% policy.

Response: The Fund will value each applicable derivative instrument based upon its market value for purposes of the 80% investment policy.

4.	Comment: Please re-order the principal risks of the Goldman Sachs MLP Energy Infrastructure Fund in order of importance rather than alphabetically.

Response: The Fund respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

In an effort to clarify the presentation of the Fund’s principal risks, the Registrant has included a version of the following disclosure at the beginning of the “Summary—Principal Risks of the Fund” and “Risks of the Funds” sections of the prospectus:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

5.

Comment: “Other Investment Companies Risk” is included as a principal risk of the Goldman Sachs MLP Energy Infrastructure Fund. To the extent that the Fund plans to invest in other investment companies as part of its principal investment strategy, please disclose (i) these investments in the principal investment strategy and (ii) any resultant acquired fund fees and expenses that exceed one basis point of the Fund’s average net assets in the Fees and Expenses of the Fund table in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A. If the Fund does not plan to invest in other investment companies as part of its principal investment strategies, please remove the “Other Investment Companies Risk” principal risk disclosure.

Response: The Registrant confirms that the Fund does not intend to invest in other investment companies as part of its principal investment strategy. Accordingly, the “Other Investment Companies Risk” discussion in the “Goldman Sachs MLP Energy Infrastructure Fund—Summary—Principal Risks of the Fund” section of the prospectus has been removed.

6.

Comment: With respect to the MLP Energy Infrastructure Fund, please include MLP tax risk disclosure stating that if the Fund retains an investment in an MLP until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates.

Response: The Fund respectfully notes that the second paragraph of “MLP Tax Risk” included in the “Summary—Principal Risks of the Fund” section contains the following disclosure, which the Fund believes adequately addresses the Staff’s comment. However, in an effort to provide additional clarity for shareholders, the Fund has added the underlined language below to the aforementioned risk disclosure.

“To the extent a distribution received by the Fund from an MLP is treated as a return of capital, the Fund’s adjusted tax basis in the interests of the MLP may be reduced, which will result in an increase in an amount of income or gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes upon the sale of any such interests or upon subsequent distributions in respect of such interests. Furthermore, any return of capital distribution received from the MLP may require the Fund to restate the character of its distributions and amend any shareholder tax reporting previously issued. Moreover, a change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which could result in a reduction of the value of the Fund’s investment in the MLP and lower income to the Fund. Distributions from an MLP in excess of the Fund’s basis in the MLP will generally be treated as capital gain. However, a portion of the gain may instead be treated as ordinary income to the extent attributable to certain assets held by the MLP the sale of which would produce ordinary income.”

7.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments into the Goldman Sachs Energy Infrastructure Fund’s prospectus.

Response: The Fund has incorporated this comment.

8.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across the Class P shares prospectus for the Funds.

Response: The Funds have incorporated this comment.

Statement of Additional Information

9.	Comment: With respect to Brexit Risk Disclosure, please consider updating this risk in light of recent political developments in the United Kingdom.

Response: The Funds have revised the disclosure consistent with this comment.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further.

Sincerely,

/s/ Shayna Gilmore
Shayna Gilmore

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.
Melissa O’Neill, Goldman Sachs Asset Management, L.P.
Brenden P. Carroll, Dechert LLP

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